
February 6, 2014

Via E-mail
Mr. William H. Carter
Chief Financial Officer
Momentive Specialty Chemicals, Inc.
180 East Broad St.
Columbus, Ohio 43215

     RE: Momentive Specialty Chemicals, Inc.
            Form 10-K for the Year Ended December 31, 2012
            Filed April 1, 2013
            Response Letter Dated January 24, 2014
            File No. 1-71

Dear Mr. Carter:

We have reviewed your response letter dated January 24, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. As previously requested in our comment letter dated December 24, 2013, please provide a written statement that:
   - the company is responsible for the adequacy and accuracy of the disclosure in their filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In this regard, please ensure this acknowledgment is signed by a representative of the company.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief